UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar to Cooperate with Best Solar on Downstream PV Projects
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have entered into a framework agreement with Best Solar Co., Ltd., or Best Solar, to cooperate on downstream photovoltaic, or PV, projects. Best Solar is wholly owned by LDK New Energy Holding Limited, which is our controlling shareholder and wholly owned by Mr. Peng Xiaofeng, our chairman and chief executive officer. Pursuant to the framework agreement, we have agreed to contract for solar module manufacturing services from Best Solar with the requisite solar wafers supplied by us, and Best Solar has agreed to provide such solar module manufacturing services to us at prices no less favorable than those it offers to independent third parties with comparable quality and quantity. Although we have established a PV engineering company to construct solar power stations in and outside China, we have not engaged in any substantial downstream PV businesses, such as solar cell or module manufacturing, solar panel assembly or provision of certain solar utility services. Best Solar, on the other hand, is a large manufacturer of solar modules and large provider of solar panel solutions and is in possession of the relevant product certifications in several jurisdictions. In order to take advantage of the opportunities created by the latest PRC government policies to financially support the construction and operation of PV power stations in China, we and Best Solar have agreed to cooperate with each other, by taking advantage of our respective complementary strengths in the different sectors of the PV industry, and to achieve mutually beneficial results under the current market conditions.
     Best Solar has also agreed in the framework agreement to further discuss with us with a view to reaching a mutually beneficial agreement when we may in the future wish to purchase (i) all or a certain part of the solar module production capacity of Best Solar on terms and conditions fair to both parties, including requiring Best Solar to establish a dedicated production facility for solar module manufacturing exclusively for the purpose of supplying solar modules to us or (ii) all or a portion of the solar module production facilities of Best Solar on terms and conditions fair to both parties.
     Both parties understand that the framework agreement and the transactions contemplated under the agreement constitute related-party transactions and need to pass our internal control and other corporate governance procedures before we may enter into any of these related-party transactions. While the framework agreement has been approved by all our directors, including our independent directors, each specific transaction contemplated under the framework agreement will in addition be subject to our internal control and other corporate governance procedures, including the necessary review and approval by our audit committee and review and confirmation by our independent financial advisors, including the rendition of their fairness opinions if required or necessary under the circumstances. The framework agreement also make it clear that we have quality, quantity, delivery timing and other requirements for such transactions and Best Solar undertook to use its best reasonable endeavors to comply with such requirements.
     The framework agreement provides for arbitration as the exclusive dispute resolution under the agreement. We and Best Solar have agreed in the agreement to first consult with each other for a period of not less than 90 days for any claim, controversy or dispute to determine whether there is a mutually acceptable resolution. In the event that the consultation has not resulted in a mutually acceptable resolution within the timeframe, such matter will be exclusively and finally settled by arbitration held in Shanghai by China International Economic and Trade Arbitration Committee in accordance with its prevailing rules at the time of arbitration. The arbitral decision will be final and legally binding on both parties.
     Our press release issued on September 8, 2009 is attached hereto as Exhibit 99.1.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: September 8, 2009

EXHIBIT 99.1: PRESS RELEASE
LDK Solar to Cooperate with Best Solar on Downstream PV Projects
XINYU CITY, China and SUNNYVALE, Calif., September 8, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced it has entered into a framework agreement with Best Solar Co., Ltd. (Best Solar) to cooperate on downstream photovoltaic (PV) projects. Under terms of the agreement, LDK Solar will supply the solar wafers and Best Solar will manufacture the solar modules.
“Although we have established a PV engineering company to construct solar power stations in and outside China, we have not yet engaged in any substantial downstream PV businesses, such as solar cell or module manufacturing, solar panel assembly or provision of certain solar utility services,” stated Xiaofeng Peng, Chairman and CEO. “Best Solar, on the other hand, is a large manufacturer of solar modules and a significant provider of solar panel solutions. Additionally, Best Solar is in possession of the relevant product certifications in several jurisdictions. In order to take advantage of the opportunities created by the latest PRC government policies to financially support the construction and operation of PV power stations in China, LDK Solar and Best Solar have agreed to cooperate with each other, by taking advantage of our respective complementary strengths in the different sectors of the PV industry, in order to achieve mutually beneficial results under the current market conditions.”
Best Solar is wholly owned by LDK New Energy Holding Limited, which is LDK Solar’s controlling shareholder, and wholly owned by Mr. Xiaofeng Peng, chairman and chief executive officer of LDK Solar. Best Solar has agreed to provide the solar manufacturing services to LDK Solar at comparable pricing to independent third parties for similar quantity and quality.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About Best Solar
Best Solar Co., Ltd. is one of the world’s largest solar panel solution providers for both thin film and crystal solar modules. The company has two sites, Best Solar SuZhou and Best Solar NanChang, which are designed to produce thin film solar panels as well as crystalline solar panels in phases. The Company’s partnership with the leading solar equipment provider Applied Materials and other major equipment suppliers allows Best Solar to use the most advanced technology in the thin film as well as the crystal solar market. In additional to the thin film product, the Company provides a whole spectrum of products that cover all of the most popular multi crystalline and mono crystalline modules in market place. By providing both thin film and crystal solar panel solutions in large volume, Best Solar is uniquely positioned to ensure its customers success in their competitive market places.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:
Lisa Laukkanen	Jack Lai
The Blueshirt Group for LDK Solar	Executive VP and CFO
lisa@blueshirtgroup.com	LDK Solar Co., Ltd.
+1-415-217-4967	IR@ldksolar.com
+1- 408-245-8801

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